ATCO
G R O U P

Corporate Office

[redacted]

06016125

Telephone: (403) 292-7547
Telefax: (403) 292-7623
e-mail: Jodene.dutnall@atco.com

August 11, 2006

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

SUPPL

RECEIVED
AUG 17 2006
203
WASH, D.C.
PROCESSING SECTION

ATCO Ltd.
File No.: 82-34745
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Insider Report, filed **June 5, 2006 and July 5, 2006** relating to a Normal Course Issuer Bid

These reports were accidentally missed when doing our filings. Please file them accordingly.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

PROCESSED
AUG 23 2006
THOMSON
FINANCIAL

Jodene Dutnall
Corporate Secretarial Dept.

dlw 8/22

Encl.

Insider transaction detail - View details for insider

2006-06-05 11:40 ET

FILE NO. 82-34745

Transactions sorted by : Insider
Insider company name : ATCO Ltd (Starts with)
Filing date range : June 5, 2006 - June 5, 2006
Issuer industry classification: Other, Paper and forest products

Insider name: ATCO Ltd.

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
Issuer name: ATCO LTD.													
Insider's Relationship to Issuer: 1 - Issuer													
Security designation: Non-Voting Shares Class I													
733775	2006-05-19	2006-06-05	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+78,000	38.5100	78,000						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
733776	2006-05-19	2006-06-05	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-78,000		0						

FILE NO. 82-34745

Insider transaction detail - View details for insider

2006-07-05 21:42 ET

FILE NO. 82-34745

Transactions sorted by : Insider
Insider company name : ATCO Ltd. (Starts with)
Filing date range : July 5, 2006 - July 5, 2006
Issuer industry classification: Other

Insider name: ATCO Ltd.

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities

Issuer name: ATCO LTD.

Insider's Relationship to Issuer: 1 - Issuer

Security designation: Non-Voting Shares Class I

FILE NO. 82-34745

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
753278	2006-06-02	2006-07-05	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+78,000	37.8600	78,000						
753279	2006-06-02	2006-07-05	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-78,000		0						
753280	2006-06-09	2006-07-05	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+78,000	37.6100	78,000						
753281	2006-06-09	2006-07-05	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-78,000		0						
753282	2006-06-16	2006-07-05	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+78,000	34.5700	78,000						
753283	2006-06-16	2006-07-05	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-78,000		0						
753284	2006-06-23	2006-07-05	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+78,000	34.0100	78,000						
753285	2006-06-23	2006-07-05	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-78,000		0						
753286	2006-06-30	2006-07-05	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+78,000	35.1400	78,000						
753287	2006-06-30	2006-07-05	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-78,000		0						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities

FILE NO. 82-34745

ATCO
GROUP

Corporate Office

Telephone: (403) 292-7547
Telefax: (403) 292-7623
e-mail: Jodene.dutnall@atco.com

August 10, 2006

SUPPL

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

ATCO Ltd.
File No.: 82-34745
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 1, filed August 9, 2006 for symbol ACO.NV.X
- Corporation's Form 1, filed August 9, 2006 for symbol ACO.Y
- Corporation's Form 1, filed August 9, 2006 for symbol ACO.PR.A
- Insider Report, filed August 9, 2006 relating to a Normal Course Issuer Bid

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

[signature]

Jodene Dutnall
Corporate Secretarial Dept.

Encl.

Form 1 Submission - Change in Issued and Outstanding Securities

FILE NO. 82-34745

Issuer :	Atco Ltd.
Symbol :	ACO.PR.A
Reporting Period:	07/01/2006 - 07/31/2006

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	07/01/2006
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,000,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Carol Gear
Phone:	403 292-7435
Email:	carol.gear@atco.com
Submission Date:	08/09/2006 16:32:46
Last Updated:	08/09/2006 16:32:41

FILE NO. 82-34745

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Atco Ltd.
Symbol :	ACO.Y
Reporting Period:	07/01/2006 - 07/31/2006

Summary

Issued & Outstanding Opening Balance :	6,960,018	As at :	07/01/2006
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,960,018		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Carol Gear
Phone:	403 292-7435
Email:	carol.gear@atco.com
Submission Date:	08/09/2006 16:31:43
Last Updated:	08/09/2006 16:31:32

Form 1 Submission - Change in Issued and Outstanding Securities

FILE NO. 82-34745

AMENDMENT

Issuer :	Atco Ltd.
Symbol :	ACO.X
Reporting Period:	07/01/2006 - 07/31/2006

Summary

Issued & Outstanding Opening Balance :	52,561,946	As at :	07/01/2006
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	-78,000		
Issued & Outstanding Closing Balance :	52,483,946		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
07/31/2006	Issuer Bid	-78,000
Totals		-78,000

Filed on behalf of the Issuer by:

Name:	Carol Gear
Phone:	403 292-7435
Email:	carol.gear@atco.com
Submission Date:	08/09/2006 16:28:26
Last Updated:	08/09/2006 16:27:04

Insider transaction detail - View details for insider

FILE NO. 82-34745

Transactions sorted by : Insider
Insider company name : ATCO Ltd (Starts with)
Filing date range : August 9, 2006 - August 9, 2006
Issuer industry classification: Other

Insider name: ATCO Ltd.

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
Issuer name: ATCO LTD.													
Insider's Relationship to Issuer: 1 - Issuer													

Security designation: Non-Voting Shares Class I

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
772394	2006-07-07	2006-08-09	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+78,000	37.1699	78,000						
772403	2006-07-07	2006-08-09	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-78,000		0						

FILE NO. 82-34745